Exhibit 99.1

PRESS RELEASE Brussels, 1 May 2013 – 1 / 2

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Commences Cash Tender Offer for

Grupo Modelo Shares It Does Not Already Own

Anheuser-Busch InBev (Euronext: ABI; NYSE: BUD) (“AB InBev”) announced today that a wholly-owned subsidiary is commencing the previously announced tender offer for all outstanding shares of Grupo Modelo, S.A.B. de C.V. (BMV: GMODELOC) (“Modelo”) that AB InBev does not already own for USD 9.15 per share in cash.

The tender offer is being made pursuant to the Transaction Agreement between AB InBev, Anheuser-Busch International Holdings, Inc., Anheuser-Busch México Holding, S. de R.L. de C.V., Modelo and Diblo, S.A. de C.V, dated June 28, and announced on June 29, 2012. The Board of Directors of Modelo unanimously approved the Transaction Agreement and related transactions.

The tender offer is scheduled to expire on 2:00 p.m., Mexico City time, on May 31, 2013, unless the offer is extended. The tender offer is not subject to any minimum tender condition or any financing condition. Following the settlement of the tender offer, AB InBev will establish a trust that will accept further tenders of shares by Modelo shareholders over a period of up to 25 months after the tender offer closing.

Complete terms and conditions of the tender offer are set forth in the Informative Brochure (folleto informativo) filed by AB InBev with the Mexican Comisión Nacional Bancaria y de Valores and the Bolsa Mexicana de Valores. Electronic copies of the Informative Brochure, are available free of charge from Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México (“CB Santander”), the exchange agent for the tender offer, at +52 (55) 5269 8925 or via email at eduardo.badillo@santander.com.mx. The exchange agent for the tender offer is CB Santander. Additional information is also available on www.globalbeerleader.com.

French and Dutch versions of this release will be available at www.ab-inbev.com on Thursday 2 May 2013.

Disclaimer

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, the proposed transaction described herein as well as AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets or to consummate the proposed transaction is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for

PRESS RELEASE Brussels, 1 May 2013 – 2 / 2

many reasons including the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2012, as well as risks associated with the proposed transaction, including uncertainty as whether AB InBev will be able to consummate the transaction on the terms described in this document or in the definitive agreements, the ability to obtain necessary governmental approvals, the availability of financing for the transaction and the ability to consummate the financing on the currently anticipated terms, the ability to realize the anticipated benefits of transaction, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved, and the amount and timing of any costs savings and operating synergies. AB InBev cannot assure you that the proposed transaction or the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date hereof, either to confirm the actual results or to report a change in its expectations.

Anheuser-Busch InBev Contacts:
Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

Steve Lipin / Stan Neve, Brunswick Group Tel: +1-212-333-3810

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands—those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a majority equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 118,000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.